Exhibit 99.6

April 16, 2002

Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to Rural Cellular Corporation that its audit was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Wesley E. Schultz
Executive Vice President and Chief Financial Officer
Rural Cellular Corporation